UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: March 15, 2013

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

On March 13, 2013, the Board of Directors of NewLead Holdings Ltd. (the “Company”) adopted the Second Amended and Restated 2005 Equity Incentive Plan (the “Second Amended and Restated Plan”) pursuant to which the Company may offer equity incentives to its officers, directors, employees and consultants. The Second Amended and Restated Plan increases the number of common shares reserved for issuance under the Company’s Amended and Restated 2005 Equity Incentive Plan from 2,083,334 to 37,209,590, which will be further increased on an annual basis on the first day of each fiscal year of the Company, beginning in fiscal year 2014, by an amount equal to 5% of the number of outstanding common shares of the Company as of such date. The Second Amended and Restated Plan is furnished with this Report as Exhibit 4.1 and is incorporated by reference herein.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-165745 and 333-165748.

Exhibits

Exhibit No.	Exhibit
4.1	Second Amended and Restated 2005 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2013

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer